UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: March 31, 2015 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-197797-02

PHILLIPS 66 PARTNERS HOLDINGS LLC*

(Exact name of registrant as specified in its charter)

3010 Briarpark Drive

Houston, Texas 77042

(855) 283-9237

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of Debt Securities**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0 holders

*      See “Table of Additional Registrants” on the next page for additional registrants that are also included in this Form 15.

**   The securities covered by this Form 15 are Guarantees of Debt Securities that were registered pursuant to the Registration Statement on Form S-3 (Registration No. 333-197797) filed by the Registrants but that were never sold. A post-effective amendment to such Registration Statement to deregister such unsold Guarantees of Debt Securities has been filed and declared effective.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Additional Registrant as Specified in its Charter (1)	Commission File Number
PHILLIPS 66 CARRIER LLC	333-197797-01

(1) The address, including zip code, and telephone number, including area code, of each of the additional registrant’s principal executive offices is 3010 Briarpark Drive, Houston, Texas 77042, (855) 283-9237.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PHILLIPS 66 PARTNERS HOLDINGS LLC
Date:	March 31, 2015	By:	/s/ C. Todd Denton
C. Todd Denton, President

PHILLIPS 66 CARRIER LLC
Date:	March 31, 2015	By:	/s/ C. Todd Denton
C. Todd Denton, President

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